[Letterhead of Simpson Thacher & Bartlett LLP]

May 27, 2011

VIA EDGAR

Re:	DynaVox Inc. Registration Statement on Form S-3 File No. 333-173823

Jan Woo, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Woo:

On behalf of DynaVox Inc. (the “Company”), we are providing the following responses to your comment letter, dated May 26, 2011, regarding the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

General

1.                                       We note that the shares of the Class A common stock of DynaVox Inc. covered by this registration statement are to be issued, from time to time, in exchange for Holdings Units of DynaVox Systems Holdings LLC, a subsidiary of DynaVox Inc.  It appears that this transaction is an exchange offer, consisting of a plan of acquisition within the meaning of Rule 145(a), that should be registered on Form S-4 rather than on Form S-3.  Please explain why you believe that this transaction meets the requirement of Instruction I.B.1 of Form S-3, which specifies that the securities to be offered by or on behalf of a registrant must be for cash.  Alternatively, identify the transaction requirement of the form that you are relying upon and explain the basis for your belief that the transaction requirement you are claiming is applicable.

We respectfully submit that the transaction being registered meets the conditions of Section I.B.4 of Form S-3 as the securities are to be offered upon the conversion of outstanding convertible securities or the exercise of outstanding warrants or options issued by the issuer of the securities to be offered, or an affiliate of that issuer.  The Company advises the Staff that it has provided, within the twelve calendar months immediately before the Registration Statement was filed, the information required by Rule 14a-3(b) under the Securities Exchange Act of 1934 and Items 401,

402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K to all holders of the Holdings Units.

We note that Form S-3 has long been used for similar transactions by umbrella partnership real estate investment trusts (UPREITs) to cover issuances of REIT shares upon redemption of units of an operating partnership subsidiary of the REIT and, in more recent years, by corporate issuers with organizational structures similar to the Company.

2.                                       Please disclose the underlying business purpose for issuing the company’s Class A common stock to the holders of the Holdings Units.  We note that this transaction is pursuant to an exchange agreement entered into with the holders of the Holdings Units on April 21, 2010, but it is unclear why the company entered into this arrangement.  Discuss the effect that this transaction will have on the company and its shareholders, including the impact on the company’s future results and operations.

The Company advises the Staff that it will include in a subsequent pre-effective amendment to the Registration Statement the following additional disclosure under the caption “Exchange of DynaVox Systems Holdings LLC Holdings Units” on page 3 of the Registration Statement:

“Our organizational structure allows the holders of Holdings Units, who are generally the persons who owned our business prior to our April 2010 initial public offering, to retain their equity ownership of DynaVox Systems Holdings LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of Holdings Units.  Holders of the Class A common stock, by contrast, hold their equity ownership in DynaVox Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of such shares.  We believe the holders of Holdings Units generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes.  As part of the arrangements with the owners of our business that permitted us to establish our organizational structure and to effect our initial public offering, we entered into the exchange agreement described above with the holders of the Holdings Units to permit them to exchange their Holdings Units, for which there is no public trading market, for shares of the Class A common stock, which are publicly traded.”

3.                                       In your response letter, please provide your analysis of whether the transaction you propose is a “roll-up transaction” within the meaning of paragraph (c)(1) of Item 901 of Regulation S-K.

We respectfully submit that the exchange of Holdings Units for shares of Class A common stock is not a “roll-up transaction” within the meaning of paragraph (c)(1) of Item 901 of Regulation S-K.  In this regard, we note that:

•                  all holders of the Holdings Units may retain their Holdings Units on exactly the same terms as they currently exist.  (See clause (viii) of paragraph (c)(2) of Item 901);

•                  holders of Holdings Units are not as a result of an exchange of Holdings Units for shares of Class A common stock subject to a significant adverse change with respect to voting rights, the terms of the existence of the entity, management compensation or investment objectives.  (See clause (vii) of paragraph (c)(2) of Item 901).  More specifically:

•            as disclosed on page 12 of the Registration Statement, no holder of Holdings Units (other than DynaVox Inc.) in its capacity as such has any right to participate in the management of DynaVox Systems Holdings LLC.  Section 6.1(b) of the limited liability company agreement of DynaVox Systems Holdings LLC expressly states that, except as expressly provided therein, “no Member who is not also a Managing Member shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote or consent with respect to under the Act, at law, in equity or otherwise”;

•            neither DynaVox Systems Holdings LLC nor DynaVox Inc. are finite-life entities; and

•            the management compensation and investment objectives of DynaVox Systems Holdings LLC and DynaVox Inc. are identical.  DynaVox Inc. is a holding company that conducts all of its business and affairs through DyanVox Systems Holdings LLC and that latter entity’s subsidiaries and, in accordance with the provisions of the limited liability company agreement of DynaVox Systems Holdings LLC, substantially all expenses incurred by or attributable to DynaVox Inc., including management compensation, are borne by DynaVox Systems Holdings LLC; and

•                  While the exchange right is not itself set forth in the limited liability agreement of DynaVox Systems Holdings LLC, the exchange agreement was entered into concurrently with the amendment and restatement of the limited liability company agreement and recapitalization of DynaVox Systems Holdings LLC prior to the initial public offering and is expressly contemplated in such limited liability company agreement.  (See clause (i) of paragraph (c)(2) of Item 901).

4.                                       Please provide a materially complete discussion of the interests held in the limited liability company.  As part of the response, disclose the components of the “units” of the limited liability company and the number of holders of these units currently and the potential number of holders when the transaction is completed.  Also, disclose the percentage interest in the limited liability company held by DynaVox Inc. as of a date of the prospectus and the range of interest that DynaVox Inc. would hold in that entity, depending upon the outcome of the exchange offer.

The Company advises the Staff that it will include in a subsequent pre-effective amendment to the Registration Statement the following additional disclosure under the new caption “DynaVox Systems Holdings LLC Limited Liability Company Agreement” immediately prior to the section entitled “Comparison of Ownership of Holdings Units and Class A Common Stock” starting on page 12 of the Registration Statement:

“DynaVox Inc. is the sole managing member of DynaVox Systems Holdings LLC. Accordingly, DynaVox Inc. operates and controls all of the business and affairs of DynaVox Systems Holdings LLC and, through DynaVox Systems Holdings LLC and its operating entity subsidiaries, conducts our business.

Pursuant to the limited liability company agreement of DynaVox Systems Holdings LLC, DynaVox Inc. has the right to determine when distributions will be made to unitholders of DynaVox Systems Holdings LLC and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the unitholders of DynaVox Systems Holdings LLC pro rata in accordance with the percentages of their respective limited liability company interests.

The unitholders of DynaVox Systems Holdings LLC, including DynaVox Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of DynaVox Systems Holdings LLC. Net profits and net losses of DynaVox Systems Holdings LLC will generally be allocated to its unitholders (including DynaVox Inc.) pro rata in accordance with the percentages of their respective limited liability company interests. The limited liability company agreement of DynaVox Systems Holdings LLC provides for cash distributions, which we refer to as “tax distributions,” to the holders of the Holdings Units if DynaVox Inc., as the sole managing member of DynaVox Systems Holdings LLC, determines that the taxable income of the relevant unitholder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on our estimate of the taxable income of DynaVox Systems Holdings LLC allocable to a holder of Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from DynaVox Systems Holdings LLC for the relevant year were insufficient to cover such tax liabilities.

The limited liability company agreement of DynaVox Systems Holdings LLC also provides that substantially all expenses incurred by or attributable to DynaVox Inc., but not including obligations incurred under the tax receivable agreement by DynaVox Inc., income tax expenses of DynaVox Inc. and payments on indebtedness incurred by DynaVox Inc., will be borne by DynaVox Systems Holdings LLC.”

In addition, the Company advises the Staff that it will include in a subsequent pre-effective amendment to the Registration Statement the following additional disclosure (updated as appropriate) under the caption “Exchange of DynaVox Systems Holdings LLC Holdings Units” on page 3 of the Registration Statement:

“As of April 1, 2011, DynaVox Inc. held 9,383,335 Holdings Units, or 31.5% of the total Holdings Units outstanding.  If holders of Holdings Units elect to exchange Holdings Units for shares of Class A common stock of DynaVox Inc., the number of Holdings Units held by DynaVox Inc. will increase by a number that is equal to the number of Holdings Units so exchanged.  If all of the holders of Holdings Units elect to exchange all of their Holdings Units for shares of Class A common stock of DynaVox Inc., DynaVox Inc. would hold 100% of the outstanding Holdings Units.”

* * * * * * * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission

Mark P. Shuman, Esq.

DynaVox Inc.

Marcy Smorey-Giger, Esq.